Free Writing Prospectus	Filed Pursuant to Rule 433
(to the Preliminary Prospectus	Registration Statement No. 333-219729
Supplement dated September 5, 2017)

CIGNA CORPORATION

Pricing Term Sheet

September 5, 2017

3.050% Senior Notes Due 2027

Issuer:	Cigna Corporation

Principal Amount:	$600,000,000

Trade Date:	September 5, 2017

Settlement*:	September 14, 2017 (T+7)

Maturity Date:	October 15, 2027

Issuer Ratings (Senior Debt)**:	Baa1 by Moody’s Investors Service, Inc. / A by Standard & Poor’s Ratings Group Inc. / BBB+ by Fitch Ratings Inc.

Coupon:	3.050%

Price to Public (percent of principal amount):	99.808% of principal amount

Yield to Maturity:	3.072%

Spread to Benchmark Treasury:	+100 basis points

Benchmark Treasury:	2.250% due August 15, 2027

Benchmark Treasury Price and Yield:	101-19; 2.072%

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2018

Interest Payment Record Dates:	April 1 and October 1

Optional Redemption Provisions:	Make-whole call at any time at a discount rate of U.S. Treasury plus 15 basis points; provided that on or after July 15, 2027 (three months prior to the Maturity Date), the Notes will be redeemable at par.

CUSIP / ISIN:	125509BV0 / US125509BV03

3.875% Senior Notes Due 2047

Issuer:	Cigna Corporation

Principal Amount:	$1,000,000,000

Trade Date:	September 5, 2017

Settlement*:	September 14, 2017 (T+7)

Maturity Date:	October 15, 2047

Issuer Ratings (Senior Debt)**:	Baa1 by Moody’s Investors Service, Inc. / A by Standard & Poor’s Ratings Group Inc. / BBB+ by Fitch Ratings Inc.

Coupon:	3.875%

Price to Public (percent of principal amount):	99.837% of principal amount

Yield to Maturity:	3.884%

Spread to Benchmark Treasury:	+120 basis points

Benchmark Treasury:	3.000% due May 15, 2047

Benchmark Treasury Price and Yield:	106-14; 2.684%

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2018

Interest Payment Record Dates:	April 1 and October 1

Optional Redemption Provisions:	Make-whole call at any time at a discount rate of U.S. Treasury plus 20 basis points; provided that on or after April 15, 2047 (six months prior to the Maturity Date), the Notes will be redeemable at par.

CUSIP / ISIN:	125509BW8 / US125509BW85

*         *         *

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC

Co-Managers:	ANZ Securities, Inc., BNY Mellon Securities LLC, Deutsche Bank Securities Inc., Fifth Third Securities, Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., MUFG Securities Americas Inc., PNC Capital Markets LLC, Regions Securities LLC, UBS Securities LLC and U.S. Bancorp Investments, Inc.

Use of Proceeds:	Cigna intends to use the net proceeds from the sale of the Notes offered hereby and/or cash on hand to finance the tender offer for its 8.300% Notes due 2023, 7.650% Notes due 2023, 7.875% Debentures due 2027, 8.300% Step Down Notes due 2033, 6.150% Notes due 2036, 5.875% Notes due 2041 and 5.375% Notes due 2042, and any remaining proceeds for general corporate purposes.

Additional Changes to the Preliminary Prospectus Supplement:

Underwriting

The following text is added at the end of “Underwriting” on page S-27 of the Preliminary Prospectus Supplement:

Notice to Prospective Investors in Switzerland

The Notes are not being offered, sold or advertised, directly or indirectly, in, into or from Switzerland on the basis of a public offering and will not be listed on the SIX Swiss Exchange or any other offering or regulated trading facility in Switzerland. Accordingly, neither this prospectus supplement nor the accompanying prospectus or other marketing material constitute a prospectus as defined in article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus as defined in article 32 of the Listing Rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland. Any resales of the Notes by the underwriters thereof may only be undertaken on a private basis to selected individual investors in compliance with Swiss law. This prospectus supplement and accompanying prospectus may not be copied, reproduced, distributed or passed on to others or otherwise made available in Switzerland without our prior written consent. By accepting this prospectus supplement and accompanying prospectus or by subscribing to the Notes, investors are deemed to have acknowledged and agreed to abide by these restrictions. Investors are advised to consult with their financial, legal or tax advisers before investing in the Notes.

*	We expect that delivery of the Notes will be made against payment therefor on the seventh business day following the date hereof (such settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or in the next four succeeding business days will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement. Such purchasers should consult their own advisors.
**	These issuer ratings are not a recommendation to buy, sell or hold the Notes offered hereby. The ratings may be subject to revision or withdrawal at any time by the relevant rating agency. Each of the issuer ratings included herein should be evaluated independently of any other issuer rating.

Any capitalized term used in this Pricing Term Sheet but not defined herein has the meaning assigned to such term in the Preliminary Prospectus Supplement dated September 5, 2017 relating to the Notes offered hereby.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.